                                                                    EXHIBIT 4(c)


                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                         ADJUSTABLE TERM INSURANCE RIDER

This rider is made a part of the entire policy to which it is attached and must be read together with all policy provisions. Subject to the terms of this rider, we will pay the benefit as described herein.

EFFECTIVE DATE      This rider is effective on the Policy Date shown in the
                    Policy Detail Pages, unless added afterwards, in which event the effective date is the Monthly Processing Date on or next following the date your application for this rider is approved by us, and as shown in the rider details.

INSURED The Insured under this rider is the named Insured for the Policy and is as shown in the Policy Data Pages.

TERM INSURANCE      Term insurance provided by this rider will be payable as
BENEFIT             part of the death proceeds under the Policy if the Insured dies while this rider is in force. The amount of the term insurance payable will be the difference between:

                    a) the Target Death Benefit, as shown in the Target Death Benefit Schedule included with this rider, and

                    b)   the Base Death Benefit payable under the Policy.

                    In the event the Base Death Benefit equals or exceeds the Target Death Benefit, the term insurance benefit will not be less than zero for the period of time the Base Death Benefit exceeds the Target Death Benefit.

OWNER               The owner of the policy is the owner of this rider.

BENEFICIARY         The beneficiary of the policy is the beneficiary of this
                    rider.

RIDER CHARGE,       The charge for this rider is determined on a monthly basis
COST OF INSURANCE   and is calculated by multiplying:
RATE
                    a)   the benefit amount of this rider on each Monthly
                         Processing Date, divided by 1,000, by;

                    b) the monthly cost of insurance rate for the rider. The initial cost of insurance rate is shown in the Term Cost of Insurance Rate Schedule included with this rider.

                    The cost of insurance rates are determined by us and are based on the sex, issue age and Underwriting Class of the Insured, and the number of years the rider has been in-force. The cost of insurance rates for this rider will not exceed the guaranteed maximum rates shown in the Term Cost of Insurance Rate Schedule. The rider charge is payable as part of the Monthly Deduction amount due under the policy. The rider charge will be made until the monthly processing date on which this rider terminates. Any deduction of a rider charge after termination of this rider will not be considered a reinstatement of the rider nor a waiver by us of the termination. Any such deduction will be credited to the Fixed Account and Sub-Accounts of the policy in the same proportion as it was deducted, as of the date of the deduction.

SURRENDER CHARGE    There is no surrender charge applicable to this rider.

INCONTESTABILITY    The Incontestability and Suicide provisions of the policy
AND SUICIDE         apply to this rider. In applying these provisions the time
EXCLUSION           periods are measured from the effective date of this rider.
                    If a requested increase in the Target Death Benefit Schedule is approved by us, the difference between the amount of term insurance provided by this rider prior to the change and the amount after the change will be subject to new periods of incontestability and suicide exclusion. The new periods will begin and will be measured from the effective date of the increase. Our liability for any resulting increase in term insurance with respect to the

                    Suicide Exclusion will be limited to the cost of insurance charge for the increase.

CHANGES IN TARGET   After the first policy year, while this rider is in force
DEATH BENEFIT       and during the lifetime of the Insured, You may request an
SCHEDULE            increase or decrease in the scheduled Target Death Benefit amount once per year. You may change the scheduled Target
                    Death Benefit in any one or more years, including the current year in which your request is made. Your request must be made in writing and is subject to our general underwriting rules and limits at the time of the change. A request for an increase must be made prior to the Policy
                    Anniversary upon which the Insured attains age 85 and will require satisfactory evidence of insurability to us. If an increase is approved by us, the Face Amount of the Policy will automatically be increased by the same amount, unless you specifically request that the increase apply only to the scheduled Target Death Benefit. Any application required for the increase will be made part of the Policy. Any requested increase or decrease will be effective as of the Monthly
                    Processing Date on or next following the date we approve the request. We will provide you with a new Target Death Benefit
                    Schedule reflecting the change.

CHANGES IN FACE     If you decrease the Face Amount of the Policy, as provided
AMOUNT OF POLICY    by the Policy provisions, we will decrease the scheduled
                    Target Death Benefit in the year of the decrease and for all years thereafter by the same amount. The effect will be that the amount of term insurance provided by this rider will be the same, immediately before and after, the decrease in the Policy's Face Amount. If you increase the Face Amount of the
                    Policy, as provided by the Policy provisions, we will automatically increase the scheduled Target Death Benefit in the year of the increase and for all years thereafter by the same amount unless requested otherwise by you. The effect will be that the amount of term insurance provided by this rider will be the same, immediately before and after, the increase in the policy's Face Amount. If you request that the Target Death Benefit not be increased, the term insurance provided will be decreased by the amount of the increase in the Face Amount of the Policy. We will provide you with a new Target Death Benefit Schedule reflecting any change.

POLICY LOANS AND    The term insurance amount is not increased or decreased by
WITHDRAWALS         any policy loan taken or loan repayment(s) made. Partial
                    withdrawals will reduce the scheduled Target Death Benefit amount in the year that the withdrawal is made and for each year thereafter, by the amount of the withdrawal.

LOAN VALUE          This rider has no loan value.

CASH VALUE          This rider has no cash value.

NON-PARTICIPATING   This rider does not participate in any surplus earnings of the Company and is not eligible for dividends.

REINSTATEMENT       This rider may be reinstated along with the policy,
                    according to the reinstatement provision of the policy.

MISSTATEMENT OF     If the insured's date of birth or sex is misstated, the
AGE OR SEX          proceeds payable under this rider will be that which the
                    rider charge in effect on the last would have purchased for the correct date of birth and sex.

TERMINATION         This rider terminates on the earlier of:

                    1. The Monthly Processing Date on, or next following, Our receipt of a signed written request from the owner to cancel this rider.

                    2. The date the policy to which this rider is attached lapses, is surrendered, or is otherwise no longer in force.

                    3.   The Final Payment Date of the policy.

            /s/ Craig Edwards                                /s/ Ron Beetam
                Secretary                                      President

                          TARGET DEATH BENEFIT SCHEDULE

This schedule reflects the pattern of the Target Death Benefit amounts (increasing, decreasing or level) as applied for by You and approved by Us. This schedule begins as of the effective date of this rider. If this rider is added after the policy issue date and the rider effective date is a date other than a Policy Anniversary, the benefit amount for year 1 is applicable from the rider effective date until the next Policy Anniversary. Thereafter, years are measured from the Policy Anniversary date. If the Target Death Benefit Schedule is changed after the policy issue date and the change is effective on a date other than a Policy Anniversary the new benefit amount in the year the change is applicable from the effective date of the change.



           TARGET DEATH                 TARGET DEATH              TARGET DEATH
  YEAR    BENEFIT AMOUNT     YEAR      BENEFIT AMOUNT     YEAR   BENEFIT AMOUNT
  ----    --------------     ----      --------------     ----   --------------
--------------------------------------------------------------------------------
1            $ 250,000        26         $ 375,000         51       $ 300,000
2            $ 250,000        27         $ 375,000         52       $ 300,000
3            $ 250,000        28         $ 375,000         53       $ 300,000
4            $ 250,000        29         $ 375,000         54       $ 300,000
5            $ 275,000        30         $ 375,000         55       $ 300,000
6            $ 275,000        31         $ 400,000         56       $ 300,000
7            $ 275,000        32         $ 400,000         57       $ 300,000
8            $ 275,000        33         $ 400,000         58       $ 300,000
9            $ 275,000        34         $ 400,000         59       $ 300,000
10           $ 275,000        35         $ 400,000         60       $ 300,000
11           $ 300,000        36         $ 350,000         61       $ 300,000
12           $ 300,000        37         $ 350,000         62       $ 300,000
13           $ 300,000        38         $ 350,000         63       $ 300,000
14           $ 300,000        39         $ 350,000         64       $ 300,000
15           $ 300,000        40         $ 350,000         65       $ 300,000
16           $ 325,000        41         $ 300,000
17           $ 325,000        42         $ 300,000
18           $ 325,000        43         $ 300,000
19           $ 325,000        44         $ 300,000
20           $ 325,000        45         $ 300,000
21           $ 350,000        46         $ 300,000
22           $ 350,000        47         $ 300,000
23           $ 350,000        48         $ 300,000
24           $ 350,000        49         $ 300,000
25           $ 350,000        50         $ 300,000
--------------------------------------------------------------------------------

                         ADJUSTABLE TERM INSURANCE RIDER
                                RIDER DETAILS AND
                     MONTHLY COST OF INSURANCE RATE SCHEDULE

INSURED'S NAME:                     JOHN DOE                      EFFECTIVE DATE:                             02/15/2003
INITIAL TERM INSURANCE AMOUNT:      $150,000                      INITIAL MONTHLY COST OF INSURANCE RATE: 0.024 PER 1,000
RATE CLASS:                         STANDARD NON-TOBACCO


             GUARANTEED MAXIMUM MONTHLY TERM COST OF INSURANCE RATES

AGE     RATE PER $1.000      AGE      RATE PER $1.000    AGE     RATE PER $1.000
---     ---------------      ---      ---------------    ---     ---------------
--------------------------------------------------------------------------------
35          $ 0.141          61           $ 1.162         87         $14.733
36            0.148          62             1.285         88          15.908
37            0.157          63             1.426         89          17.108
38            0.167          64             1.585         90          18.349
39            0.178          65             1.761         91          19.653
40            0.191          66             1.950         92          21.063
41            0.206          67             2.155         93          22.636
42            0.221          68             2.375         94          24.638
43            0.238          69             2.615         95          27.497
44            0.256          70             2.886         96          32.046
45            0.277          71             3.193         97          40.017
46            0.299          72             3.547         98          54.832
47            0.323          73             3.953         99          83.333
48            0.349          74             4.410         100          0.00
49            0.378          75             4.900
50            0.409          76             5.422
51            0.446          77             5.970
52            0.488          78             6.539
53            0.536          79             7.143
54            0.591          80             7.806
55            0.652          81             8.543
56            0.719          82             9.377
57            0.791          83             10.316
58            0.868          84             11.343
59            0.956          85             12.433
60            1.053          86             13.567

The guaranteed rates are based on the 1980 CSO Sex/Smoker Distinct Table, age nearest birthday.


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